EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Hearing on Rate Policy and Transparency in the MCT Market

On December 30, 2015, the Company received the notification of the subsidiary, DBS Satellite Services (1998) Ltd. ("DBS"), regarding a hearing which was announced on the same day by the Ministry of Communications and addressed to the multi-channel television ("MCT") market, including DBS, on the subject of "Setting a Rate Policy and Implementation of Transparency Guidelines."

The hearing was preceded by the decision of the Chairman of the Council for Cable TV and Satellite Broadcasting ("the Council") not to approve at this point in time the new special offer appendices that were submitted by DBS in connection with an increase in the price of its VOD services, because of prima facie concerns that they are discriminatory. Concurrently, the Chairman of the Council also decided not to approve increases in various rates about which the owner of the general cable TV broadcasting license had notified the Council.

At the hearing it was said that the Council believes that the current structure of rates in the MCT market poses significant harm to competition and gives rise to prima facie concerns about discrimination and deception. Therefore, the Council held a hearing on its intention to establish a comprehensive policy for rates in the MCT market, including various recommendations which are detailed in the complete hearing document attached to this report.

The Council further decided, in the framework of the hearing, to make it obligatory to disclose all the price lists and special offers of the companies in the MCT market, by way of an amendment to the companies' licenses, such that they will be required to publish on their website all the special offers made, today and henceforth, to all their customers, in accordance with the principle of transparency.

The Council decided, in addition, that at this stage, price increases in the MCT market will be frozen temporarily up to the completion of the hearing proceedings within a short while, and the companies also will not be allowed to propose new special offer appendices.

DBS is studying the details and implications of the hearing, and it and the Company are unable as of now to assess the effects of the hearing on DBS. DBS plans to submit its comments on the hearing by the deadline set for responses, February 1, 2016.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.